FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

31 July 2011

HSBC ANNOUNCES SALE OF
UPSTATE NEW YORK RETAIL BRANCH NETWORK

***Branches sold for a consideration of US$1.0bn based on 31 May 2011 figures***
***Branches continue to offer full customer services during transition***
*** HSBC to retain commercial banking operations in Upstate NY market***

HSBC, through its wholly owned subsidiary HSBC Bank USA, N.A. and other wholly owned affiliates, has reached agreement to sell 195 retail branches, primarily in Upstate New York1, to First Niagara Bank, N.A. ("First Niagara") for a consideration equal to a premium of 6.67% of the deposits to be transferred on closing. Based on 31 May 2011 figures, the consideration would represent approximately US$1.0bn.

As part of its ongoing U.S. strategic focus on commercial and corporate banking, HSBC Bank USA remains committed to serving and further developing corporate banking relationships in Upstate New York. In particular, the bank will continue to provide a full suite of international commercial banking offerings, including trade and cash management products and services through its four business centres in the region.

HSBC Bank USA is pleased to be working with First Niagara on this transaction, given its strong commitment to relationship banking and its historic roots in the region. HSBC Bank USA retail branches involved in the transaction will remain open for business throughout the transition and will continue to offer all products and services to customers. The all-cash transaction is expected to close in early 2012, subject to regulatory approvals and other customary closing conditions.

As at 31 May 2011, the branches held approximately US$15.0bn in deposits, US$15.0bn in gross assets including US$2.8bn in loans, and held US$4.3bn in assets under management.

"HSBC is committed to the U.S. and leveraging our international network and skill-set, which are our competitive advantages. This transaction is part of the strategy outlined in our May 2011 Investor Day presentation to align our U.S. business with our global network and meet the local and international needs of domestic and overseas clients," said Niall Booker, Group Managing Director and Chief Executive Officer of HSBC North America. "We've been proud to serve the Upstate New York community for many years and look forward to continuing our engagement in the region through a strong commercial and corporate banking presence. I would like to take this opportunity to thank our branch employees and retail branch customers in the region for their loyalty over the years. Our priority is to make this transfer as seamless for them as possible."

In addition to the sale of the retail branches to First Niagara, HSBC Bank USA has decided to consolidate approximately 13 branches located in Connecticut and New Jersey into nearby HSBC branches by the first quarter of 2012, subject to regulatory approval.

'HSBC' means HSBC Holdings plc or one of the US companies in the HSBC Group, as the context may require.

Media inquiries to:
Neil Brazil	+1 847 208 4319	neil.brazil@us.hsbc.com
Paul Harris	+44 20 7992 2045	paul1.harris@hsbc.com

Notes to editors:

(1) Number includes 183 branches in New York's Upstate region, four branches in northern Westchester County, NY, two branches in Putnam County, NY, and six branches in Connecticut.

About HSBC Bank USA, N.A.
HSBC Bank USA, National Association (www.us.hsbc.com), with total assets of $197 billion as of 31 March 2011 (US GAAP), serves around 3.7 million customers through its retail banking and wealth management, commercial banking, private banking, asset management, and global banking and markets segments. It operates more than 470 bank branches throughout the United States. There are about 370 in New York state as well as branches in Connecticut, Washington, D.C., Florida, New Jersey, Pennsylvania, Maryland, Virginia, California, Delaware, Illinois, Oregon and Washington State.  HSBC Bank USA, N.A. is the principal subsidiary of HSBC USA Inc., an indirect, wholly-owned subsidiary of HSBC North America Holdings Inc., one of the nation's largest bank holding companies by assets.  HSBC Bank USA, N.A. is a member of the FDIC.

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 1 August, 2011